FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of July 27, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F__X__    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes____       No__X__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its acquisition of a Romanian seamless pipe producer.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 27, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

        Tenaris Announces Acquisition of Romanian Seamless Pipe Producer

     LUXEMBOURG--(BUSINESS WIRE)--July 26, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) announced today that following a swift negotiation it acquired Tubman International Ltd., the company that holds 84.86% of the equity of the Romanian company S.C. Silcotub S.A. and controlling interests in three minor subsidiaries. Under the agreement, which was completed today, Tenaris paid US$42 million.
     Silcotub is the leading Romanian producer of small diameter seamless pipes for OCTG and other applications and has an annual production capacity of 180,000 tons of seamless pipes. Its facilities include a continuous mandrel mill, finishing facilities and a cold-drawing plant.
     S.C. Silcotub S.A. is listed in the Bucharest Stock Exchange, while two of the other subsidiaries are listed in the Romanian Electronic Exchange RASDAQ.

     Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.

     CONTACT: Tenaris
              Nigel Worsnop, 888-300-5432
              www.tenaris.com